U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation
Amendment No. 1

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

APPALOOSA SENDS LETTER TO ALLERGAN BOARD OF DIRECTORS IN RESPONSE TO LATEST FAILED
CORPORATE GOVERNANCE INITIATIVE

NEW YORK – February 19, 2019 – Appaloosa LP today sent a letter to Allergan plc’s (NYSE: AGN) (“Allergan”) Board of Directors in response to the Board’s toothless resolution to separate the roles of Chairman and CEO at some vague future date.

The full text of the letter follows:

February 19, 2019
Board of Directors
Allergan plc
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

Ladies and Gentlemen –

Your announcement today that you will separate the roles of Chairman and CEO at some vague future date falls short of improved governance and once again lays bare your reluctance to hold management accountable for its dismal performance. This response, following three years of proxy proposals and prodding from large shareholders such as Appaloosa, bears remarkable similarity to last year’s aborted “Strategic Review” – that is, a lame attempt to deflect pressure through token measures that sidestep the Company’s defects and desperately preserve the managerial status quo.

The Board’s loyalty in “preserving existing leadership arrangements” is remarkable given that the status quo is responsible for:

(1) $13.4bn of balance sheet writedowns spread over 15 of the last 16 quarters;

(2) embarrassing legal initiatives;

(3) a failed acquisition strategy resulting in an underperforming product pipeline;

(4) a deflated stock price; and

(5) a stunningly excessive level of management compensation.

That the Board believes a toothless resolution will even begin to address these issues speaks to your subservience to the management team you have compensated so lavishly. Indeed, had you seriously intended to take meaningful action, Bob Hugin would have been a credible candidate for Chairman given his standing in the industry.

Appaloosa will not withdraw its proposal from this year’s proxy statement, as it seeks a more immediate separation of Chair and CEO than the watered-down resolution you now reluctantly embrace. Moreover, your ineffectual efforts suggest that this Board and management team may be incapable of executing a business plan that will realize Allergan’s inherent value. If, in fact, the Board is unable or unwilling to hold management accountable for its shortcomings or find a suitable replacement, it is your fiduciary obligation to explore other options, including a merger or sale of the Company.

Sincerely,

David A. Tepper
President, Appaloosa LP

cc.  Robert Schwenkel,
       Fried, Frank, Harris, Shriver & Jacobson

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Following the dissemination of Allergan’s proxy materials for the annual general meeting, shareholders will be able to vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.